January 7, 2026

Mr. Raymond Be

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Elevation Series Trust; File Nos. 333-265972, 811-23812

Dear Mr. Be:

On September 26, 2025, Elevation Series Trust (the “Trust” or “Registrant”) filed an amendment to its Registration Statement under Form N-1A pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 on behalf of TrueShares Equity Hedge ETF (the “Fund”).

The Trust has revised the disclosures in the Fund’s prospectus, statement of additional information, and Part C in response to comments given by you via telephone to Daniel Moler on December 11, 2025. Those comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

A. Please respond to all comments with a letter filed as correspondence on EDGAR five business days before the effective date of the amendment.

B. Where a change is made to a disclosure in response to a comment, please make corresponding changes throughout the Amendment.

C. We remind you that the Funds and management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the SEC staff.

Response. The Registrant undertakes to make the EDGAR filing and transmit a courtesy copy within the time limits described in (a) above. The Registrant undertakes to make corresponding changes throughout the Amendment as described in (b) above. The Registrant acknowledges the responsibility described in (c) above.

Comment 1. With respect to the “directional long put strategies,” clarify how the Fund determines whether to enter such exposure and to what degree. For example, does the Fund intend to take this position always or only under certain conditions?

January 7, 2026

Response. The Fund intends to always hold the long-put strategy and that the notional exposure of the long-put strategy will equal at least the net asset value (“NAV”) of the Fund. The Fund will review and adjust such notional exposure on a daily basis to achieve a minimum one-to-one exposure ratio to the Fund’s NAV. The Registrant notes that multiple swaps may be used to gain exposure to the long-put strategy. The Registrant has revised the disclosure in its prospectus under “Principal Investment Strategies of the Fund” as follows for additional clarity with respect to its investment strategy:

The Fund is an actively managed exchange-traded fund (“ETF”) that ~~invests, under normal market conditions, primarily in unfunded total return swaps, U.S. Treasuries, cash, and cash equivalents. The Fund~~ seeks to achieve its primary investment objective by ~~investing in directional~~ purchasing put options on the S&P 500 (the “long put strategy”~~ies~~) and purchasing call options on the S&P 500 (the “long call strategy”) under normal market conditions. The Fund expects to obtain exposure to the long put strategy ~~achieve such defensive exposure~~ through total return swaps designed to increase in value under various market decline scenarios, similar to a “long put” position. ~~In typical circumstances, the defensive strategies’ swap notional exposure will seek to align with the total ETF market value. Additionally~~Similarly, the Fund expects to obtain exposure to the long call strategy ~~invest in directional long call strategies designed to participate in market appreciation (a “reversal”). The Fund expects to achieve such exposure~~ through total return swaps designed to increase in value under various positive equity return scenarios, similar to a “long call” position.

The Fund intends to have 100% exposure to the long put strategy and to align its notional exposure equivalent to that of the Fund’s net asset value (“NAV”). Any gains from the long put strategy ~~on the defensive swap position~~ will generally be measured intraday. ~~In typical conditions the Fund's adviser will assess a realization and reallocation of a portion of those gains from the directional long put to the directional long call strategies in anticipation of a potential equity market reversal.~~ If the Fund’s gains from the long put strategy equal 1% or greater, the Fund’s adviser re-allocates half of any such gain to the long call strategy. The Fund will review and adjust such notional exposure on a daily basis to maintain a minimum one-to-one exposure ratio to the Fund’s NAV. Under normal market conditions, if the Fund’s long call strategy has gained between 10-15%, the Fund reallocates half of such gain to the income component and, as appropriate, the long put strategy to align the Fund’s notional exposure with its NAV.

Accordingly, the Fund~~’s adviser~~ seeks to both monetize market downturns (through the long put strategy) and reallocate gains from such strategy to participate in a market reversal through the combination of the defensive and upside capture swaps as part of the Fund’s overall defensive strategy.

Under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities. The Fund defines equity securities as common stock, preferred stock, options on common or preferred stock, ETFs that invest primarily in the preceding, options or swaps on these ETFs, and options or swaps linked to an equity index.

The Fund is classified as a “non-diversified” investment company under the 1940 Act, which means that the Fund may invest a higher percentage of its assets in a fewer number of issuers than is permissible for a “diversified” fund.

January 7, 2026

Comment 2. With respect to the “directional long call strategies,” clarify how the Fund determines whether to enter these positions and how it will determine when to enter such position.

Response. Under normal market conditions, when the Fund’s long-put swap position gain equals 1% or greater, then the Fund will reallocate half of such gain to the long-call strategy. Additionally, when under normal market conditions the Fund’s long-call strategy has gained between 10-15%, the Fund will reallocate half of such gain to the income component and, as appropriate, the long-put swap to ensure at least full notional exposure of the Fund’s NAV to the long-put strategy. Please refer to the revised disclosure set forth in the response to Comment 1 above, including the added disclosure:

If the Fund’s gains from the long put strategy equal 1% or greater, the Fund’s adviser re-allocates half of any such gain to the long call strategy. The Fund will review and adjust such notional exposure on a daily basis to maintain a minimum one-to-one exposure ratio to the Fund’s NAV. Under normal market conditions, if the Fund’s long call strategy has gained between 10-15%, the Fund reallocates half of such gain to the income component and, as appropriate, the long put strategy to align the Fund’s notional exposure with its NAV.

Comment 3. Also, please clarify what the Fund anticipates the assets are that will be underlying the options. The objective states equity market declines but the second paragraph of the principal investment strategy does not discuss the underlying interest for these option positions.

Response. The options will be limited to options on the U.S. large cap equity market, which under normal market conditions will be the S&P 500 (SPX). The Registrant has added the following disclosure for clarity:

Such options will be limited to options on the S&P 500 under normal market conditions.

Comment 4. Please elaborate on “through the combination of the defensive and upside capture swaps.” If the Fund is trying to time when to take short positions or long positions on the market, what data and analysis will the Fund use to make such decisions?

Response. The Fund does not try to time the market with respect to taking short or long positions. The language referenced in the Comment refers to the Fund’s defensive strategy, as the long-put strategy notional exposure will equal at least 100% of the Fund’s NAV. Additionally, as described more fully above, gains derived from the Fund’s long-put strategy (i.e., those resulting from a market drawdown) will be allocated to the long-call strategy. Subsequently, gains derived from the Fund’s long-call strategy will be captured and re-allocated to treasuries and the long-put strategy as outlined above. Please refer to the revised disclosure set forth in the response to Comment 1 above, including the added disclosure:

If the Fund’a gains from the long put strategy equal 1% or greater, the Fund’s adviser re-allocates half of any such gain to the long call strategy. The Fund will review and adjust such notional exposure on a daily basis to maintain a minimum one-to-one exposure ratio to the Fund’s NAV. Under normal market conditions, if the Fund’s long call strategy has gained between 10-15%, the Fund reallocates half of such gain to the income component and, as appropriate, the long put strategy to align the Fund’s notional exposure with its NAV.

January 7, 2026

Comment 5. Supplementally, explain with a view to improving the disclosure, how SPACs constitute income producing securities.

Response. The Registrant notes that the Fund only intends to invest in pre-merger SPACs, which are SPACs that are either seeking a target for a business combination or have not yet completed a combination with an identified target. Prior to the completion of a combination, the Fund will sell the SPAC’s shares if they are trading at a premium relative to the trust collateral or tender out of the shares using the Fund’s redemption rights. Pre-merger SPACs accrue interest much like a zero coupon bond.

Comment 6. Please discuss the risk with how the Fund plans to use derivatives and corresponding positions the Fund will take as a result of such investments, including its intended investment in (1) purchasing put options and related short positions, and (2) purchasing call options. Also address whether such positions will be covered or not.

Response. The Fund intends to acquire the entirety of its exposure through the use of swaps. Such positions are generally not covered. Please refer to the revised disclosure set forth in the response to Comment 1 above, including the added disclosure:

The Fund intends to have 100% exposure to the long put strategy and to align its notional exposure equivalent to that of the Fund’s NAV.

Comment 7. Please confirm whether the Fund intends to use the Subsidiary. If so, the Staff has more comments.

Response. The Fund does not intend to use the Subsidiary and has removed the disclosures referencing the Subsidiary from the prospectus.

If you have any questions or additional comments, please contact Daniel Filstrup at (312) 998-4248.

Very truly yours,

/s/ Daniel A. Filstrup
Daniel A. Filstrup